SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                                 FORM 11-K




                               ANNUAL REPORT

                     Pursuant to Section 15(d) of the

                      Securities Exchange Act of 1934

                For the fiscal year ended December 31, 1995





                       LINCOLN NATIONAL CORPORATION
                           1993 STOCK PLAN FOR
                          NON-EMPLOYEE DIRECTORS

                         (full title of the Plan)


                        [Current Reg. No. 33-58113]



                       Lincoln National Corporation
                           200 East Berry Street
                         Fort Wayne, Indiana 46802
              (name of Issuer and principal executive office)






                           REQUIRED INFORMATION


Because the Lincoln National Corporation Executive Deferred Compensation Plan for Agents (formerly known as Lincoln National Corporation Executive Savings and Profit-Sharing Plan for Agents) is an unfunded plan, no plan financial statements or schedules are maintained. Accordingly, no financial statements or schedules are filed with this Annual Report.



                                SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


March 29, 1996                      /S/ C. SUZANNE WOMACK
                                    __________________________________
                                    C. Suzanne Womack, Administrator

                                    LINCOLN NATIONAL CORPORATION
                                    1993 STOCK PLAN FOR
                                    NON-EMPLOYEE DIRECTORS